Filed by Kyivstar Group Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Kyivstar Group Ltd.

Cohen Circle Acquisition Corp. I (Commission File No.: 001-42369)

Date: July 15, 2025

Київстар
36,415 followers
4d • Edited •

Connectivity drives recovery.
At #URC25, our CEO Oleksandr Komarov shares insights on Direct-to-Cell satellite tech and Kyivstar's plans to list on Nasdaq.

*****
Зв'язок як запорука відновлення.
На #URC25 наш CEO Олександр Комаров — про супутниковий зв'язок Direct-to-Cell та плани Київстар щодо лістингу на Nasdaq.

Show translation

VEON
123,920 followers
4d • Edited •

Hear from Київстар CEO, Oleksandr Komarov at #URC25 as he reflects on the steps that Kyivstar and VEON are taking to support Ukraine's recovery and development, in particular with regards to bringing Direct-to-Cell ...more



VEON
KYIVSTAR
UkraineRecovery Conference
Kyivstar on track to launch Direct-to-Cell services with Starlink
We are moving forward to launch OTT messaging at the end of this year.

VEON at URC25

Gianpaolo Scassellati and 60 others 1 comment

Like Comment Repost Send

Київстар
36,415 followers
5d •

All roads lead to Rome, and we embarked😉
Kyivstar and VEON are joining the Ukraine Recovery Conference 2025 in Rome.

This is our opportunity to tell the world about:
• Sustainable connectivity, enhanced energy independence of our network, and our planned $1 billion investment by 2027.
• Development for Ukraine's future: our partnership with Starlink to ensure connectivity anywhere in the country, and collaboration with Uklon and HELSI to boost digital potential, invest in Ukraine's future, and strengthen the national healthcare system.
• New opportunities for global investors through the upcoming indirect listing of Kyivstar on the U.S. Nasdaq.

These priorities define our path — and we're proud to share how we're moving forward: investing in recovery, driving development, and creating solutions that shape a digital future.

Our call to invest in Ukraine is resonating worldwide — from Nasdaq in New York to the conference in Rome. We believe trust and partnership pave the way to recovery

*****
Всі дороги ведуть до Риму. І ми вирушили 😉
Київстар і VEON беруть участь в Ukraine Recovery Conference 2025 у Римі.

Це наша можливість розповісти світові про:
• Підтримку сталого зв'язку, зміцнення енергетичної незалежності мережі, заплановані інвестиції у $1 млрд до 2027 року.
• Розвиток заради майбутнього нашої держави: партнерство зі Starlink задля забезпечення доступу до зв'язку в будь-якій точці країни, співпраця з Uklon і HELSI для стимулювання цифрового потенціалу та інвестицій у майбутнє України й розвиток системи охорони здоров'я.
• Нові можливості для міжнародних інвесторів через запланований опосередкований лістинг Київстар на американській біржі Nasdaq.

Ці напрями — наш шлях. Ми із задоволенням розповідаємо, як його долаємо: інвестуючи у відновлення та розвиток країни, створюючи рішення, які формують цифрове майбутнє.

Наш заклик інвестувати в Україну сьогодні звучить по всьому світу — від Nasdaq у Нью-Йорку до конференції в Римі. Віримо: довіра та партнерство відкривають шлях до відновлення

Show translation


VEON
INVEST
UKRAINE
HEALTHCARE
Nasdaq
SEASON 2

You and 53 others · 4 reposts

Like · Comment · Repost · Send

Київстар
36,415 followers
6d • Edited •

Our CEO, Oleksandr Komarov, took part in the panel discussion "Myths vs. Reality: Doing Business in Ukraine During the War", organized by the European Business Association together with Global Business for Ukraine on the eve of the Ukraine Recovery Conference in Rome.

Together with colleagues from leading Ukrainian and international companies, Oleksandr shared his vision of Ukrainian wartime business reality: there is no stability in business - there is only progress or regression. Therefore, during the war, business in Ukraine can not only stay connected and operate steadily, but also invest in the country's recovery and help shape the future we all want to live in.

Kyivstar, in particular, is a company that:
• ensures uninterrupted connectivity and strengthens the energy independence of its network;
• drives digital services and partnerships, including the launch of Direct 2 Cell in Ukraine and cooperation with the Ministry of Digital Transformation on the development of a national LLM;
• unlocks new opportunities for international investors through the planned indirect listing of Kyivstar on the U.S. Nasdaq stock exchange.

Our focus is to invest in the recovery and development of Ukraine and to create solutions that shape a digital future.

*****
Наш CEO, Олександр Комаров, взяв участь у дискусійній панелі «Міфи vs. Реальність: Ведення бізнесу в Україні під час війни», організований Європейською Бізнес Асоціацією спільно з Global Business for Ukraine напередодні Ukraine Recovery Conference у Римі.

Разом із колегами з провідних українських та міжнародних компаній Олександр поділився своїм баченням бізнес-реальності воєнного часу в Україні: у бізнесі не існує стабільності — є лише прогрес або відкат назад. Тому навіть під час війни бізнес в Україні може не лише залишатися на зв'язку та стабільно працювати, а й інвестувати у відновлення країни та формувати майбутнє, в якому ми хочемо жити.

Зокрема, Київстар — це бізнес, який:
• підтримує безперервний зв'язок і зміцнює енергетичну незалежність мережі;
• розвиває цифрові сервіси та партнерства, серед яких — запуск Direct 2 Cell в Україні й співпраця з Мінцифри для розробки національної LLM;
• відкриває нові можливості для міжнародних інвесторів через запланований опосередкований лістинг Київстар на американській біржі Nasdaq.

Наш фокус — інвестувати у відновлення та розвиток країни, створювати рішення, які формують цифрове майбутнє.




You and 29 others
1 repost

Like Comment Repost Send

Київстар
36,415 followers
5d •

Live from #URC25 in Rome.
Our CEO Oleksandr Komarov joined Bloomberg to talk about how Kyivstar and VEON are rebuilding Ukraine's infrastructure and shaping its digital future.

Олександр Комаров в ефірі Bloomberg на полях #URC25 у Римі — про внесок Київстар і VEON у відновлення критичної інфраструктури та цифрове майбутнє України.

Show translation

VEON
123,920 followers
5d • Edited •

From the heart of #URC25 in Rome, we're spotlighting Kyivstar's unwavering role in rebuilding Ukraine's infrastructure and digital future.

Київстар CEO Oleksandr Komarov joined Tom Keene and Paul Sweeney on Bloomberg Surveillance, sharing how VEON and Kyivstar are investing in critical infrastructure and developing digital services and propositions for our clients.

Hear direct from Oleksandr 👇


So we are trying to ensure almost the whole population
Oleksandr Komarov
Kyivstar CEO
VEON
KYIVSTAR
0:46
1x

VEON at URC25

You and 28 others
1 repost

Like Comment Repost Send